                                                                      EXHIBIT 99
                   EARNINGS RELEASE
                                                                      [AMF LOGO]

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8100 AMF Drive                       Contact:         Stephen E. Hare
Richmond, VA 23111                                    Chief Financial Officer
                                                      (804) 730-4401

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FOR IMMEDIATE RELEASE
NOVEMBER 13, 1996

                       AMF REPORTS THIRD QUARTER RESULTS


Richmond, VA, November 13, 1996 -- AMF Group Inc. today reported revenue of $131.8 million, operating cash flow (earnings before interest, taxes, depreciation and amortization or "EBITDA") of $32.2 million, and operating income of $14.3 million for the third quarter ended September 30, 1996. This compares to revenue of $130.4 million, operating cash flow of $31.4 million, and operating income of $22.1 million for the third quarter of 1995.

For the nine months ended September 30, 1996, the Company reported, on a pro forma basis, revenue of $369.3 million, operating cash flow of $98.0 million, and operating income of $45.3 million. This compares to revenue of $425.6 million, operating cash flow of $119.1 million, and operating income of $90.6 million for the nine months ended September 30, 1995.

OPERATING RESULTS BY BUSINESS

AMF's Bowling Centers generated a revenue increase of 2.7% to $65.4 million, and an operating cash flow increase of 5.1% to $14.3 million for the three months ended September 30, 1996 versus 1995. EBITDA margin (EBITDA as a percent of revenue) improved from 21.4% to 21.9%. For the nine months ended September 30, 1996, Bowling Centers generated, on a pro forma basis, revenue of $212.6 million and operating cash flow of $60.0 million. This compares to revenue of $214.7 million and operating cash flow of $59.0 million for the nine months ended September 30, 1995. EBITDA margin improved for the nine months ended September 30 from 27.5% in 1995 to 28.2% in 1996.

Compared to 1995, year-to-date revenue was adversely affected by lower volume of games bowled which was primarily attributed to two bowling centers in Spain and Switzerland which were not acquired by the Company, the closing of seven Fair Lanes centers during 1995, and severe winter weather in the U.S. which reduced games bowled during the first quarter of 1996. Operating cash flow improved as a result of higher pricing and a reduction of operating costs.

Page 2 - AMF Reports Third Quarter Results

AMF's Bowling Products generated revenue of $68.8 million, flat with last year, and an increase in operating cash flow of 2.8% to $18.4 million for the three months ended September 30, 1996 versus 1995. EBITDA margin improved from 26.1% to 26.7%. For the nine months ended September 30, 1996, Bowling Products generated, on a pro forma basis, revenue of $165.6 million and operating cash flow of $38.9 million. This compares to revenue of $222.6 million and operating cash flow of $62.2 million for the nine months ended September 30, 1995. EBITDA margin declined for the nine months ended September 30 from 27.9% in 1995 to 23.5% in 1996 primarily because of lower sales of New Center Products.

Third quarter performance represented a significant improvement over the first half of 1996 which lagged 1995 as a result of the maturing state of the markets for New Center Products in Korea and Taiwan. During the third quarter, improved orders and shipments from developing markets, especially China, offset the decline from Korea and Taiwan and led to an overall increase in Bowling Products cash flow and margin.

COMPARABILITY OF PRO FORMA RESULTS

The comparability of results for the nine months ended September 30, 1996 was impacted by the following pro-forma adjustments: (i) the increased depreciation and amortization related to the write-up of fixed assets and recognition of goodwill in connection with the acquisition of the company on May 1, 1996 by a group of investors led by an affiliate of Goldman, Sachs & Co. (the "Acquisition"); (ii) the two bowling centers retained by the Sellers; and (iii) elimination of a one-time charge for special bonus payments of $44 million which were substantially funded by the selling shareholders (the "Sellers") prior to the Acquisition.

ACQUISITION PROGRAM

During the third quarter, the Company purchased four bowling centers in the U.S. On October 10, 1996, the Company completed the acquisition of the Bowling Corporation of America chain consisting of 50 bowling centers from Charan Industries, Inc. The combined purchase price for these acquisitions was approximately $111 million, including certain adjustments and transaction costs, and was funded with $40 million from the sale of equity by the Company to its institutional stockholders and one of its directors, and with $71 million from the Acquisition Facility under its current Bank Credit Agreement. As a result of these acquisitions, AMF owns or operates 258 U.S. bowling centers and 78 international bowling centers.

RECENT DEVELOPMENTS

The Company announced on October 9, 1996 that it will construct Manhattan's first bowling center in more than 30 years -- a $5 million, 40-lane, state-of-the-art, family entertainment facility which will become one of only three bowling centers in Manhattan. The announcement and lease marks the final addition to the Chelsea Piers Sports and Entertainment Complex, located along the Hudson River. AMF Chelsea Piers Bowling Center is scheduled to open next summer.

Douglas J. Stanard, President of AMF Group Inc., said "We are very excited about the AMF Chelsea Piers Bowling Center and look forward to introducing the 'AMF bowling experience' to New York City. This center will be a spectacular showcase for AMF's bowling products and services and will serve as a model development for us in other high profile markets around the world."

Page 3 - AMF Reports Third Quarter Results


AMF also completed an agreement with the Sellers to receive a payment of $17.5 million in exchange for the elimination of any future obligations due to AMF Group Inc. under a guarantee arrangement provided by the Sellers. This payment was reduced by approximately $14.1 million of purchase price adjustments due from the Company to the Sellers. The net proceeds of approximately $3.4 million will be used for general corporate purposes or to reduce debt. The Sellers paid $3.4 million to the Company on October 1, 1996.

OUTLOOK

Commenting on the results through September 30, 1996, Stephen E. Hare, Chief Financial Officer of AMF Group Inc., said, "We are pleased to report another solid quarter of improved operating performance which reflects substantial progress in each of our major business strategies."





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AMF Group, Inc., headquartered in Richmond, Virginia, is the largest owner and operator of bowling centers in the world. AMF is also one of the world's leading manufacturers and marketers of bowling products.

                               FINANCIAL SUMMARY


                                 AMF GROUP INC.
                     FOR THE QUARTER AND NINE MONTHS ENDED
                          SEPTEMBER 30, 1996 AND 1995
                                 (IN MILLIONS)



                                            Third Quarter                             Nine Months
                                            -------------                             -----------
                                                                             Pro Forma
                                           1996        1995                   1996(1)               1995
                                           ----        ----                   ----                  ----
 Revenue                                  $131.8       $130.4                 $369.3                $425.6

 EBITDA(2)                                  32.2         31.4                   98.0                 119.1

 Operating Income(3)                        14.3         22.1                   45.3                  90.6




                  --------------------------------------------

(1) Pro forma operating results have been presented to provide a more meaningful comparison with the prior periods. The pro forma results include operations for the Predecessor Company ("AMF Bowling Group") through April 30, 1996 and for the company ("AMF Group Inc.") since May 1, 1996 (the closing date of the Acquisition). Pro forma adjustments include (i) additional depreciation and amortization resulting from allocation of the Acquisition purchase price to fixed assets and goodwill; (ii) two bowling centers retained by the Sellers; and (iii) the elimination of a one-time charge for special bonus payments of $44 million which were substantially funded by the Sellers prior to the Acquisition.

(2) Represents a measure of operating cash flow defined as net income before net interest expense, income taxes, depreciation and amortization, and other income and expenses, net.

(3) Before net interest expense, other income and expenses, net, and income tax expense.

                              SEGMENT INFORMATION



                                 AMF GROUP INC.
                     FOR THE QUARTER AND NINE MONTHS ENDED
                          SEPTEMBER 30, 1996 AND 1995
                                 (IN MILLIONS)



                                                      Third Quarter                       Nine Months
                                                      -------------                       -----------


                                                                                    Pro Forma
                                                  1996        1995                   1996(1)       1995
                                                  ----        ----                   ----          ----
 Revenue
  Bowling Centers                                  $65.4      $ 63.7                  $212.6       $214.7

  Bowling Products                                  68.8        68.7                   165.6        222.6

  Intersegment Elimination                          (2.4)       (2.0)                   (8.9)       (11.7)
                                                  ------      ------                  ------       ------
 TOTAL                                            $131.8      $130.4                  $369.3       $425.6

 EBITDA(2)
  Bowling Centers                                  $14.3       $13.6                   $60.0        $59.0

  Bowling Products                                  18.4        17.9                    38.9         62.2

  Intersegment Elimination                          (0.5)       (0.1)                   (0.9)        (2.1)
                                                  ------      ------                  ------       ------
TOTAL                                              $32.2       $31.4                   $98.0       $119.1


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(1)(2) See notes (1)(2)  to Financial Summary.